Exhibit 20(i)

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SUMMER 2009

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES.  WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.  COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM:     FINANCIAL RESULTS

Taylor Devices completed its 2008-2009 fiscal year on May 31, 2009.  The Company had decreased sales and profits compared to 2007-2008.  Sales for 2009 were $16,737,973, down from $18,593,831 in 2008.  Year-end net profit for 2009 was $571,894, compared to $1,533,285 in 2008.

The Company continues to be affected by a slow U.S. construction market.  Export sales of seismic and wind damping products had a similar decrease.  On a positive side, aerospace and military sales have increased and are at record levels.

Taylor Devices= firm order backlog at year-end was $13.1 million, compared to $11.4 million at the end of the 2008 F/Y.

FOURTH QUARTER	F/Y 08-09	F/Y 07-08
SALES	$4,458,111	$4,982,988
NET INCOME	$336,531	$706,737
EARNINGS PER SHARE	114	224

FISCAL YEAR	F/Y 08-09	F/Y 07-08
SALES	$16,737,973	$18,593,831
NET INCOME	$571,894	$1,533,285
EARNINGS PER SHARE	184	484

SHARES OUTSTANDING	3,221,280	3,219,346

ITEM:     NEW ORDER ANNOUNCEMENT - AEROSPACE / MILITARY

#      U.S. Navy Submarine Sonar Isolators

The Company has received a substantial order for its patented Elastomer Vibration Isolation Mountings (VIMs) used on two classes of attack submarines.  These special products are used outside of the hull and provide shock and vibration isolation for large conformal sonar arrays and hull fairings.  Unlike our conventional damping products that utilize internal fluid, the VIMs incorporate  a saltwater damping system using the ambient ocean water that surrounds the submarine.

#      European Navy Submarines

Taylor Devices recently received a substantial follow-on order to one announced last year for VIMs used on the conformal sonar arrays of attack submarines of a European ally of the United States.

#      Naval Shipboard Gun Systems

Taylor Devices received a significant order for upgraded elevation shock absorbers for the U.S. Navy MK-15 Phalanx Close-In Ships Defense System.  This is a follow-on order for a back-fit program that began in 2008.  This order is for shock absorbers to back-fit an additional 58 Phalanx systems.

ITEM:     NEW ORDER ANNOUNCEMENTS - SEISMIC AND WIND

#      T.F. Green Airport  BProvidence, RI

This busy airport is adding a new 6-story parking structure connecting to an underground Amtrak station.  Seismic protection is required for this site, and a total of 56 Taylor Seismic Lock-up Devices will be used at the expansion joints to prevent impact between floor segments during an earthquake.  Each Lock-up Device is rated at 15 tons of force.  The use of Taylor Devices= products allowed for much smaller and less costly expansion joints in addition to eliminating impact.

#     Meguro Gajyoen Office Building BTokyo, Japan

This 19-story steel and reinforced concrete structure totals 275,000 square feet in floor area.  The building houses offices and a hotel.  Seismic protection will be provided by 72 Taylor Seismic Dampers, each rated at up to 225 tons of force.

#      Tauranga Harbor Bridge  BTauranga City, New Zealand

This bridge is the fourth largest highway bridge in New Zealand.  It is currently being doubled in width to solve long-term traffic problems and the additional bridge weight degrades seismic resistance.  To solve this problem, a total of 21 Taylor Seismic Dampers will be used, each rated at up to 200 tons of force.

#      Todaiji Temple Cultural Center BNara City, Japan

This Buddhist Temple complex includes exhibits of historic and religious artifacts having significant cultural value.  Todaiji translates to AEastern Great Temple@ and portions of the complex date to the year 728. Taylor Devices worked closely with university researchers in Japan to develop a floor isolation system for a new cultural center being built at the complex.  This will provide a high level of seismic protection for both visitors and artifacts.  Expected artifacts on the floor include Buddha statues and ancient manuscripts, many of which are considered National Treasures of Japan. The isolated floor can move up to plus or minus 14 inches during a seismic event to eliminate possible damage to the historic objects during a major earthquake and minimize potential injuries to people.

#      Eommi 2nd Bridge BSouth Korea

This highway bridge will be seismically protected by a series of Taylor Seismic Dampers, each rated at 45 tons of force.

ITEM:     TAYLOR DEVICES CERTIFIED TO NEW QUALITY STANDARD

Those of you who have been associated with the Company for a long time know that the quality standards the company is certified to have changed over the years.  Taylor Devices' first quality certifications were to U.S. military standards MIL-I-45208 and MIL-C-45662 back in the 1950=s.  All production was done to these standards, whether aerospace, military or commercial.

In the 1980=s the Company received several key military and aerospace programs which required that we upgrade our system to comply with MIL-Q-9858 and NASA NHB 5300.4 standards.  These required a much greater level of quality assurance, largely through enhanced inspection of dimensions with detailed statistical analysis.

During the 1990=s, the U.S. Government phased out many of the established U.S. quality standards and requested compliance to International Standard ISO 9001:1994, and later ISO 9001:2000, which was an upgrade to the earlier ISO standards.

However, many firms in the aerospace industry believe that ISO 9001 allows a lower level of quality than the historic military standards.  To remedy this deficiency, the U.S. aerospace industry developed Aerospace Quality Standard AS9100, which preserved the quality levels of the phased-out U.S. military standards.  The European aerospace community subsequently adapted AS9100 as Euro Standard EN 9100.

Taylor Devices has recently received our international certification to standards AS9100B and EN 9100B, which should provide higher quality levels than ISO 9001:2000.  Our Independent Certification of Quality at the Company=s web site now lists all three standards.

ITEM:     TAYLOR DAMPERS FEATURED ON NATIONAL TV NEWS IN ROMANIA

The Company=s first project in Romania was announced last year - a seismic upgrade at the Bucharest Academy for Economic Studies ASE II Building.  This retrofit project converted the previously fixed base ASE II building to base isolation.  Construction efforts literally involved cutting the building=s support columns and jacking up the entire concrete structure so that base isolation dampers and rubber support bearings could be installed.

This method of seismic upgrade is costly, but for heavily constructed concrete buildings it is an effective way to radically improve earthquake resistance.  This same method has been used in California on buildings such as the historic Los Angeles City Hall and the Hearst Memorial Mining Building at the Berkeley Campus of the University of California.  Both of these structures also used a combination of rubber support bearings and Taylor Devices'Dampers.

The ASE II retrofit was followed closely by the media, with feature TV coverage and interviews with the project staff and on-site Taylor Devices= representatives.  The TV newscasters close with exterior footage of several buildings in the U.S. equipped with Taylor Dampers.

The retrofit of ASE II will be featured in the Company=s 2009 Annual Report later this year.

ITEM:     NEXT SHAREHOLDER MAILING

Our next Shareholder mailing will be the Notice of Annual Meeting of Shareholders.  You should be receiving your mailing in September.

                                                                By:    /s/Douglas P. Taylor
                                                                           Douglas P. Taylor
                                                                           President